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                                December 14, 2022

       Robert Steele
       Chief Executive Officer
       THUMZUP MEDIA Corp
       11845 W Olympic Blvd,
       Suite 1100W #13
       Los Angeles, CA 90064

                                                        Re: THUMZUP MEDIA Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 17,
2022
                                                            File No. 024-12067

       Dear Robert Steele:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Investor Perks, page 26

   1. We note your belief that the bonus shares "alter the sales price and cost basis of the securities in this
offering." Please revise your disclosure of the price per security to reflect the bonus shares. Refer
to Rule 251(a)(1). Additionally, please ensure that your
                                                        disclosure describes
the differentiated pricing or terms in the summary section.
   2. You state that the investor perks are subject to availability and that the Company reserves the right to change
these perks at any time as needed. Please provide the legal basis for your ability to change
or eliminate the perks. Describe how any such perks would not be
 Robert Steele
THUMZUP MEDIA Corp
December 14, 2022
Page 2
      "available" and the circumstances under which the Company would change these perks.
      Disclose whether or not the Company retains the right to make these changes after it has accepted investor subscriptions.
       You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,
FirstName LastNameRobert Steele
                                                           Division of
Corporation Finance
Comapany NameTHUMZUP MEDIA Corp
                                                           Office of Technology
December 14, 2022 Page 2
cc:       Joseph Nunziata
FirstName LastName